Exhibit (r)(2)

3.	Code of Ethics

3.1	Purpose & Scope

Aether has adopted this Code of Ethics (the “Code”), which is designed to ensure that the high ethical standards maintained by Aether are upheld by establishing rules of conduct for all Supervised Personnel of the Firm. The Code is based upon the principle that the Firm and its Supervised Persons owe a fiduciary duty to the Firm’s clients to conduct their affairs, including their personal securities transactions, in such a manner as to avoid (i) serving their own personal interests ahead of clients, (ii) taking inappropriate advantage of their position with the Firm and (iii) any actual or potential conflicts of interest or any abuse of their position of trust and responsibility. The excellent name and reputation of our Firm continues to be a direct reflection of the conduct of each employee.

Rule 204A-1 under the Investment Advisers Act of 1940 (the “Advisers Act”) requires Aether to adopt a Code of Ethics that sets forth the standard of business conduct that is required of all the Firm’s Supervised Persons. Pursuant to Section 206 of the Advisers Act, both the Firm and its Supervised Persons are prohibited from engaging in fraudulent, deceptive, or manipulative conduct. Compliance with this section involves more than acting with honesty and good faith alone. The Firm and its Supervised Persons owe a fiduciary obligation to all clients of the Firm. The Firm has an affirmative duty to act in good faith and solely in the best interest of its clients. Supervised persons of Aether must always place the interests of clients of the Firm before their own interests or the interests of the Firm.

More generally, this Code is designed to provide guidance to Supervised Persons in protecting clients, the Firm, and themselves from activity that could result from a violation of securities laws or from real or apparent conflicts of interest. While it is impossible to define all situations that might pose such a risk, this Code is designed to address circumstances where such risks may arise. In general, this Code requires all Supervised Persons to:

•	Act with integrity, competence, dignity, and in an ethical manner when dealing with the public, clients, prospects, employers, employees, and colleagues in the investment profession and other global capital markets participants;

•	Practice and encourage others to practice in a professional and ethical manner that will reflect positively on themselves and the Firm;

•	Maintain and improve their professional competence and strive to maintain and improve the competence of other investment professionals;

•	Use reasonable care and exercise independent professional judgment when conducting investment analysis, making investment recommendations, taking investment actions, and engaging in other professional activities.

In meeting its fiduciary responsibilities to its clients, Aether expects every Supervised Person to demonstrate the highest standards of ethical conduct for continued employment with the Firm.

The provisions of this Code are not all-inclusive. Rather, they are intended as a guide for Supervised Persons of the Firm in their conduct. All Supervised Persons must be familiar with, and remain current concerning, the Firm’s policies and procedures to make certain all laws, regulations, and rules applicable to the Firm’s business are observed. Because the Firm is committed to particularly high ethical standards, this Code may contain requirements that are more stringent than those imposed by the Advisers Act, and Supervised Persons must ensure they comply with the requirements and standards set forth in this Code.

3.1.1	Standard of Conduct and Duty to Comply with the Code and Applicable Law

Aether places the highest priority on maintaining its reputation for integrity and professionalism. Aether’s reputation is a vital business asset. The confidence and trust placed in our Firm and its Supervised Persons by our clients is something we value and endeavor to protect. This Code is intended to comply with the various provisions of the Advisers Act and requires that all Supervised Persons comply with the various applicable provisions of the Investment Company Act of 1940, as amended, the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and applicable rules and regulations adopted by the Securities and Exchange Commission (“SEC”).

Section 206 of the Advisers Act makes it unlawful for the Firm or its agents or Supervised Persons to employ any device, scheme, or artifice to defraud any client or prospective client, or to engage in fraudulent, deceptive, or manipulative practices. This Code contains provisions that prohibit these and other enumerated activities and that are reasonably designed to detect and prevent violations of this Code, the Advisers Act, and rules thereunder.

All Supervised Persons must be familiar with, and remain current concerning, the Firm’s policies and procedures and to make certain that all laws, regulations, rules, policies, and procedures applicable to the Firm’s business are observed.

3.1.2	Enforcement of Policies and Procedures

Strict compliance with the provisions of this Code shall be considered a basic condition of employment with the Firm. Supervised Persons should understand that failure to adhere to the provisions of this Code may constitute grounds for disciplinary action, including termination of employment with the Firm. The CCO or her designee will document violations and will report such violations to the Firm’s Compliance Committee. The CCO, in conjunction with the Compliance Committee, will be responsible for determining what corrective action may be necessary.

3.1.3	Exceptions to Policies and Procedures

From time to time, situations may arise where it is appropriate to deviate from the policies and procedures found in this Code. The CCO may grant exceptions to certain provisions contained in this Code where appropriate, and only in those situations when it is clear beyond dispute that the interests of Aether’s clients will not be adversely affected or compromised. Notwithstanding the foregoing, in no instance will an approval except or excuse any Supervised Person from compliance with any law, rule, or regulatory requirement.

3.1.4	Questions and Feedback

This Code cannot and does not cover every detail of the Firm’s investment advisory business, and as such, Supervised Persons should consult with the CCO if they have a question relating to the Firm’s legal and regulatory obligations, the application of this Code to their individual circumstances, or to potential conflicts of interest not covered herein. Further, the Firm encourages Supervised Persons to notify the CCO if they have suggestions for improving this Code.

3.2	Fiduciary Standard

The Firm has a fiduciary duty to its clients that requires more than honesty and good faith alone. The Firm has an affirmative duty of loyalty to its clients and must deal fairly with them. The Firm’s fiduciary responsibilities impose on its Supervised Persons an affirmative duty to act solely in the best interests of clients and investors, and to make full and fair disclosure of all material facts, particularly where the Firm’s interests may conflict.

3.2.1	Fiduciary Principles

Both the Firm and its Supervised Persons are prohibited from engaging in fraudulent, deceptive, or manipulative conduct. Per the duty of utmost good faith to act solely in the best interest of clients and investors, Supervised Persons must adhere to the following principles.

3.2.2	Avoidance of Self-Dealing

A Supervised Person must avoid conduct that gives the appearance that he or she has placed his or her interests, or the interests of the Firm, over the interests of the Firm’s clients.

3.2.3	Confidentiality

Through investment advisory activities of the Firm, the Firm gains access to non-public information about Fund investors. Such information may include, but is not limited to, a person’s status as an investor, personal financial and account information, the allocation of assets in an investor’s portfolio, the composition of investments in an investor’s portfolio, and data or analyses derived from such non-public personal information (collectively referred to as “Confidential Investor Information”). All Confidential Investor Information, whether relating to the Firm’s current or former clients is subject to the Firm’s confidentiality provisions. Any doubts about the confidentiality of information must be resolved in favor of confidentiality.

All information regarding Fund Investors is confidential. Information may only be disclosed when the disclosure is consistent with the Firm’s policy or at the Fund Investor’s direction. Aether does not share Confidential Investor Information with any third parties, except in the following circumstances:

•	As necessary to provide service that the Fund or Fund Investor requested or authorized, or to maintain and service the Fund or the investor’s account;

•	As required by regulatory authorities or law enforcement officials who have jurisdiction over the Firm, or as otherwise required by any applicable law;

•	As permitted by law, such as to the extent reasonably necessary to prevent fraud, unauthorized transactions, or liability; and

•	As required by taxing jurisdictions of the Fund or its underlying investments.

Aether enforces the following policies and procedures to protect the security of Confidential Investor Information:

•	Any Supervised Person who is authorized to have access to Confidential Investor Information in connection with the performance of such person’s duties and responsibilities is required to keep such information secure;

•	All electronic or computer files containing any Confidential Investor Information shall be protected from access by unauthorized persons; and

•	Supervised Persons must take care to avoid any unauthorized persons overhearing or intercepting conversations involving Confidential Investor Information.

3.3	Gifts & Entertainment

Unless an exemption detailed below applies, Supervised Persons and members of his or her immediate family are prohibited from giving or accepting from third parties anything of value which may give rise to an appearance of impropriety or result in an actual or perceived conflict of interest. Further, no Supervised Person may give or accept anything of value to or from another person in respect of any Fund or other person in relation to a potential or existing business relationship with the Firm unless it meets an exception below.

•	Ordinary Business Entertainment and Courtesies — Ordinary business entertainment and courtesies associated with business meetings or business discussions (including, but not limited to, meals, sporting events, charitable events, or golf outings) are not considered gifts if the entertainment provided is not considered lavish or extravagant, and so long as the giver and recipient are both in attendance. Lavish or extravagant entertainment should not be accepted. Similarly, travel expenses may not be accepted from any Fund Investor, or from any other person in relation to business done or proposed to be done in relation to the Firm, without prior approval of his or her immediate supervisor or the CCO if the purpose of travel is business entertainment.

•	Client or Vendor-Sponsored Meetings — This exception applies to meetings that have a predominant business purpose (as opposed to a purpose of business entertainment). When such meetings entail payment for travel, overnight accommodations, meals, and entertainment, such costs must be ordinary business expenses and not lavish or extravagant.

•	Expressions of Courtesy and Appreciation — This exception applies to gifts of items such as flowers, food, or wine given with monetary value of less than $250 for Supervised Persons.

•	Promotional Items — This exception is available for unsolicited advertising or promotional materials that are of nominal value. Such items may include items imprinted with the company’s logo, pens, etc.

3.3.1	Reporting Requirements

All Supervised Persons must pre-clear gifts and entertainment in excess of $250 prior to acceptance. In cases where pre-clearance is not possible, Supervised Persons must declare gifts and entertainment in excess of $250 to the CCO and request approval to retain them as soon as practical after the gift is received. Pre-clearance and retention requests should be submitted via ComplySci.

This reporting requirement does not apply to bona fide dining or bona fide entertainment if, during such dining or entertainment, Supervised Persons are accompanied by the person or representative of the entity that does business with the Firm, and so long as the dining or entertainment is not lavish or extravagant.

3.4	Political Contributions

Supervised Persons are strictly prohibited from directly or indirectly (including a Supervised Person’s spouse, domestic partner, minor children, and other immediate family members living in the Supervised Person’s household) making political contributions with the intent to influence government officials who are in a position to award investment advisory contracts to the Firm. This includes making political contributions to any government entity, official, candidate, political party, or political action committee. Non-monetary contributions, such as hosting events, attending events, and donating time may also be considered contributions and pose the same risks as monetary contributions. When discussing political contributions within this Code, the term “contribution” will refer to both monetary and non-monetary.

In particular, Advisers Act Rule 206(4)-5 (the “Pay-to-Play Rule”) makes it unlawful for Aether to receive compensation for providing advisory services to a government entity (including indirectly through a pooled investment vehicle or as a sub-adviser) for a two-year period after Aether or any of its Supervised Persons, directly or indirectly makes a political contribution to a public official of such government entity or candidate for such office who is or will be in a position to influence the award of advisory business to Aether. In the event of such a prohibited contribution, Aether must return any such compensation promptly upon discovering the triggering contribution. The Pay-to- Play Rule also prohibits Aether and its Supervised Persons from engaging in certain political fundraising activities.

The Pay-to-Play Rule restricts the activities of Aether and its Supervised Persons with respect to the making of political campaign contributions, prohibits Aether from compensating unregulated third parties to solicit advisory business from any government entity on behalf of Aether, and prohibits Aether and its Supervised Persons from bundling political contributions or payments (including fundraising activities).

Not only does the rule prohibit direct violations of its provisions, but it also prohibits Aether and its Supervised Persons from doing anything indirectly which, if done directly, would result in a violation of the rule (e.g., using intermediaries who act on behalf of Aether or a Supervised Person making contributions indirectly through a family member or soliciting a family member to make a contribution).

Failure to comply with the Pay-to-Play Rule could severely disrupt the investment advisory business of the Firm. Accordingly, all Supervised Persons must be familiar with the requirements of this rule and comply with the rules and procedures set forth below, including pre-clearance for all campaign contributions and fundraising activities.

Supervised Persons should be aware that the Pay-to-Play Rule restricts not just straightforward campaign contributions, but also anything of value that is provided to influence an election for federal, state, or local office. This includes donations to assist in paying the debts of a previous campaign, contributions to pay a portion of the expenses associated with an inauguration or organizing a fundraiser for a candidate or officeholder.

Generally, the restrictions under the Pay-to-Play Rule would apply only to campaign contributions to a state or local official or a candidate for such office and would not apply to political contributions with respect to federal elections, such as for U.S. President, the Senate, or the House of Representatives, unless a candidate for one of these offices has influence over the hiring of investment advisers as a function of his or her current office. Supervised Persons should direct any questions regarding the permissibility of any political contributions to the CCO.

3.4.1	De Minimis Exceptions

Notwithstanding the foregoing, the Pay-to-Play Rule permits individuals to make aggregate contributions without triggering the two-year time out of up to $350, per election, to an elected official or candidate for whom the individual is entitled to vote, and up to $150, per election, to an elected official or candidate for whom the individual is not entitled to vote (such amounts, the “De Minimis Amounts”). These de minimis exceptions are available only for contributions by individual Supervised Persons, not Aether itself. Under both exceptions, primary and general elections would be considered separate elections. Note, however, that pre-clearance is required even if a contribution is less than the De Minimis Amounts.

3.4.2	Restrictions on the Use of Solicitors

Aether will only compensate third parties for referrals of Fund Investors that are affiliated with US government entities if the solicitor is an eligible “regulated person,” as defined by Rule 206(4)-5 under the Advisers Act, and if the solicitor and its covered associates have not made any disqualifying contributions during the past two years.

The CCO is responsible for reviewing the eligibility of all solicitation arrangements that involve, or are expected to involve, US government entities.

3.4.3	Restrictions on Soliciting and Coordinating Contributions and Payments

Under the Pay-to-Play Rule, it is also unlawful for Aether or its Supervised Persons to solicit or to coordinate any person or political action committee (“PAC”) to make (i) any contribution to an official of a government entity to which Aether is providing or seeking to provide investment advisory services or (ii) any payment to a political party of a state or locality where Aether is providing or seeking to provide investment advisory services to a government entity. Accordingly, neither Aether nor any Supervised Person may engage in any such prohibited solicitation or coordination of contributions or payments, which includes political fundraising activities.

3.4.4	Restrictions on Contributions in Certain States

It should be noted that contributions in any amount (which includes the giving of anything of value, including donations of time) to any federal, state, or local public official of a New Jersey or California government entity or candidate for such office, including contributions to political parties or committees, or engaging in any fundraising activities, is strictly prohibited.

3.4.5	Pre-Clearance of Political Contributions

No Supervised Person (including a Supervised Person’s spouse, domestic partner, minor children, and other immediate family members living in the Supervised Person’s household) may make a political contribution in any amount (which includes the giving of anything of value, including donations of time) to any federal, state, or local public official of a government entity or candidate for such office, including contributions to political parties or committees, or engage in any fundraising activities, without first obtaining written pre-clearance from the CCO. Unless otherwise notified in the pre-clearance, an authorization is valid for 30 days from the time given. Pre-clearance requests should be entered in ComplySci.

3.4.6	New Employees; Two-Year Look-Back

The Pay-to-Play rule generally attributes to Aether contributions made by a person within two years of becoming a Supervised Person of Aether (or, with respect to a person that does not solicit any clients – not just government entity clients – on Aether’s behalf, six months).

Each prospective new employee must provide to the CCO, prior to such hiring, a report containing detailed information about such person’s political contributions.

3.5	Outside Business Activities and Directorships

Supervised Persons are required to seek the Firm’s prior approval to engage in a business activity outside of their employment with the Firm. Supervised Persons must submit a request to the CCO via ComplySci and provide information about: (i) the nature of the outside business activities, including whether the activity will involve providing financial or investment advice; (ii) the name of the organization; (iii) any compensation that will be received; (iv) the time demands of the activities. All Supervised Persons are also required to update the Firm regarding any change or termination of their outside business activities. Pre-approval and disclosure will not be required for activities related to charities, non-profit organizations, homeowner associations, religious groups (e.g. churches), or clubs provided such activities do not directly or indirectly benefit a political organization/candidate and do not create a conflict of interest with the Supervised Person’s employment with Aether

No Supervised Person may serve on the board of any company without the prior written approval of the CCO. If such approval is granted, it may be subject to the implementation of appropriate procedures to isolate investment personnel serving as directors from making investment decisions for a Fund concerning the company in question. If an employee receives approval to serve as a director and subsequently becomes aware of a material conflict of interest that was not disclosed when the approval was granted, the conflict must be promptly brought to the attention of the CCO. Supervised Persons must immediately report to the CCO the receipt by such Supervised Person of any director fees, stock options, or any other compensation or benefits in connection with such Supervised Person’s service as a director, and the CCO will determine the appropriate treatment of such compensation or benefits. Please note that any such compensation or benefits received by a Supervised Person serving as a director in connection with a Fund’s investment in an underlying vehicle is the property of the respective Fund.

Supervised Persons serving as a director of a company must be mindful that under insider trading law, the concept of “insider” is broad and includes directors of an issuer.

3.6	Communications with Fund Investors

Each communication to a Fund Investor or prospective Fund Investor must be consistent with the following policies and guidelines:

•	All communications must be truthful and not misleading, and must not omit material facts;

•	Communications may not include any promises of specific results or forecasts of future returns.

•	When discussing investments, the risks of such investments must be disclosed.

•	Neither tax nor legal advice may be provided to Fund Investors in communications.

3.7	Complaints from Fund Investors

As a fiduciary to our investors, the Firm has adopted a complaint policy that requires prompt, thorough, and fair review and resolution of any investor complaint. Complaints of any nature and size should be handled in a prompt, thorough, and professional manner. Supervised Persons must promptly report any complaint to the CCO. For purposes of this Code, a “complaint” is defined as any written or oral statement of a Fund Investor or prospective investor, or any person acting on behalf of a Fund Investor or prospective investor, alleging a grievance involving the activities of those persons under the control of the Firm in connection with the Firm’s business as an investment adviser, finder, or solicitation agent. Supervised Persons should notify the CCO immediately before making any attempt to resolve a complaint on their own. The CCO will maintain a complaint log documenting the nature of the complaint and resolution.

3.8	Reporting and Investigation of Compliance Issues

The Firm requires all personnel to be vigilant in helping to prevent and detect errors and wrongdoing. If any Supervised Person becomes aware of any fraudulent or other illegal, inappropriate, or unethical action, or of any violation of the Firm’s policies and procedures, including a violation of this Code, the Supervised Person should immediately contact the CCO. If the Supervised Person believes the CCO is or may be involved in the violation, the Supervised Person should report the matter to the Firm’s Chief Operating Officer (“COO”), David Rhoades. The information will be treated confidentially, and the source will not be revealed to any person who may be involved, to the extent practicable and consistent with what the Firm believes is necessary for the fair and lawful treatment of the matter.

The CCO (or COO) to whom a matter has been reported is responsible for seeing that an investigation into the matter is conducted promptly and with the aim of determining whether a violation has in fact occurred (and, if so, what corrective measures should be taken). If desired or appropriate, the CCO (or COO) may engage outside counsel or other advisors in order to conduct the investigation or make recommendations as to remedial actions. At the conclusion of any investigation, the CCO (or COO) will make a report to the Compliance Committee summarizing the investigation, findings, and any remedial actions taken.

3.9	Personal Investments

3.9.1	General Conditions

Under rule 204A-1, the adviser's code must require certain Supervised Persons, called Access Persons, to report their personal securities transactions and holdings. A Supervised Person who has access to nonpublic information regarding the portfolio holdings of affiliated mutual funds is also an Access Person. Aether considers all employees, directors, and officers to be Supervised Persons. For purposes of the Rule, all Supervised Persons are Access Persons.

This Code is designed to allow Supervised Persons to engage in personal securities transactions while protecting Fund Investors, the Firm, and themselves from activity that could result from a violation of securities laws or from real or apparent conflicts of interest. In general, the Code requires all Supervised Persons to:

•	Place the interests of Fund Investors, the interests of Aether, and the integrity of the investment profession above their own personal interests; and

•	Promote the integrity of, and uphold the rules governing, global capital markets.

3.9.2	Covered Securities

It is the responsibility of each Supervised Person to determine whether a transaction in a security being considered for his or her personal account, or any other account in which he or she has a beneficial interest, is permitted under applicable laws, rules, or regulations, and is reportable under this Code.

All personal securities transactions are reportable unless the transaction is in one of the following securities:

•	Direct obligations of the U.S. government;

•	Money market instruments—banker’s acceptances, bank certificates of deposit, commercial paper, repurchase agreements, and other high-quality short-term debt instruments;

•	Shares of mutual funds (including money market funds); and

•	Transactions in units of a unit investment trust if the unit investment trust is invested exclusively in mutual funds.

Any Supervised Person who wishes to purchase, acquire, or sell any asset that is issued and transferred using distributed ledger or blockchain technology, including, but not limited to, virtual currencies, cryptocurrencies, digital “coins” or “tokens” (“Digital Assets”), should consult with the CCO as to whether such Digital Asset would be considered a security, and specifically a “Digital Security”, for purposes of this policy. A Digital Asset is likely to be considered a Digital Security if it is offered and sold as an investment contract. On April 3, 2019, the SEC published a framework for investment contract analysis of Digital Assets1. The CCO may use this framework, among other relevant SEC guidance, to determine whether a Digital Asset would be considered a Digital Security for the purposes of this policy. If the CCO determines that such Digital Asset should be considered a Digital Security, the Digital Asset will be considered a reportable security for purposes of this policy.

Supervised Persons are required to report all transactions in reportable securities to the CCO via ComplySci on a quarterly basis within thirty (30) days of the respective quarter end.

3.9.3	Applicability of Reporting Requirements

This Code of Ethics applies to all accounts of a Supervised Person in which (s)he has a direct or indirect beneficial interest, including any account maintained by or for:

•	A Supervised Person's current spouse (not legally separated or divorced from the Supervised Person) and minor children;

•	Any individuals who live in the Supervised Person's household and over whose purchases, sales, or other trading activities the Supervised Person exercises control or investment discretion;

•	Any persons to whom the Supervised Person provides primary financial support, and either (i) whose financial affairs the Supervised Person controls, or (ii) for whom the Supervised Person provides discretionary advisory services;

•	Any trust or other arrangement that names the Supervised Person as a beneficiary and/or the Supervised Person as trustee. It does not include any account for which a Supervised Person serves as trustee of a trust for the benefit of (i) a person to whom the Supervised Person does not provide primary financial support, or (ii) an independent third party; and

•	Any partnership, corporation, or other entity of which the Supervised Person is a director, officer, or partner or in which the Supervised Person has a twenty-five percent (25%) or greater beneficial interest, or in which the Supervised Person owns a controlling interest or exercises effective control.

[1]	https://www.sec.gov/files/dlt-framework.pdf

3.10	Initial and Quarterly Reporting

3.10.1	Initial Holdings Report

Within ten (10) business days of becoming a Supervised Person, Supervised Persons are required to provide the CCO with an initial holdings report that contains the following:

1.	Disclosure of all the Supervised Person’s current reportable securities holdings with the following content for each reportable security of which the Supervised Person has any direct or indirect beneficial ownership:

a.	Title and type of reportable security

b.	Ticker symbol or CUSIP number (as applicable)

c.	Number of shares

d.	Principal amount of each reportable security

2.	The broker, dealer, or bank, and account name and account number with which the Supervised Person maintains an account in which he or she has any direct or indirect interest; and

3.	The date upon which the report was submitted.

Information contained in the initial holdings reports must be current and dated no more than forty- five (45) days prior to the date of submission.

3.10.2	Annual Holdings Report

Supervised Persons must provide an annual holdings report via ComplySci no later than thirty

(30) days after the end of each calendar year. The information submitted must be current as of December 31 each year and should meet the content requirements detailed in Section 3.10.1 above.

3.10.3	Transaction Reports

With respect to any transaction in a reportable security, Supervised Persons must provide quarterly securities transaction reports and duplicate account statements for accounts where a direct broker feed is unavailable via ComplySci, no later than thirty (30) days after the end of each quarter to: (1) certify that the Supervised Person did not open any new brokerage accounts during the quarter; (2) report the opening of one or more new brokerage accounts, for which duplicate brokerage statements have been requested from the account custodian; or (3) report the opening of one or more new brokerage accounts. Transaction reports will generally contain the following:

1.	The date of the transaction, the title and exchange ticker symbol or CUSIP number, the interest rate and maturity life (if applicable), the number of shares, and the principal amount (if applicable) of each covered security;

2.	The nature of the transaction (i.e. purchase, sale, or any other type of acquisition or disposition); and

3.	The name of the broker, dealer, or bank with or through which the transaction was executed.

Supervised Persons are responsible for ensuring that all data feeds are properly functioning and that all transactions and holdings have been captured with ComplySci, and must promptly alert the CCO of any issues.

3.10.4	Exceptions from Reporting Requirements

Exceptions from the aforementioned reporting requirements are described below:

1.	No report is required with respect to any personal account over which the Supervised Person has (or had) no direct or indirect influence or control and has been designated by the CCO as a third-party managed account. For these purposes, the authority to direct trading in an account constitutes control, even if the authority is not exercised;

2.	Transaction reports are not required to be submitted with respect to any transactions effected pursuant to an automatic investment plan (although holdings need to be included on initial and annual holdings reports) or third-party managed account; however, Supervised Persons holding third-party managed accounts must complete a quarterly certification via ComplySci.

3.11	Pre-Clearance of Accounts

No Supervised Person shall, directly or indirectly, open a brokerage account without the prior written approval of the CCO. Preclearance requests should be submitted via ComplySci. In order to ease the administrative burden associated with compliance, the CCO, at her discretion, may withhold consent for any brokerage accounts that do not offer an electronic data feed into ComplySci.

3.11.1	Pre-Clearance of Private Placements and IPOs

No Supervised Person shall, directly or indirectly, acquire or dispose of any beneficial ownership in any securities in a limited offering or private placement (excluding Aether’s funds, but including offerings of interests in other private investments funds) or an Initial Public Offering (“IPO”) without the prior written approval of the CCO. Supervised Persons must complete a preclearance request providing the CCO with full details of the proposed transaction (including written certification that the investment opportunity did not arise by virtue of the Supervised Person’s activities on behalf of a Fund Investor) and, if approved, will be subject to monitoring for possible future conflicts. Preclearance requests should be submitted via ComplySci.

3.11.2	Pre-Clearance of Transactions in Exchange-Listed Securities

With the exception of electronically traded funds (“ETFs”), open-end registered mutual funds, and transactions related to spousal employee stock option plans, no Supervised Person shall, directly or indirectly, acquire or dispose of any beneficial ownership in any securities which are listed on an exchange without the prior written approval of the CCO. Transactions associated with third- party managed accounts previously disclosed and approved by the CCO are exempt from this preclearance requirement. Under no circumstances shall a Supervised Person acquire any direct or indirect beneficial ownership in any securities held by a Fund or on Aether’s restricted list. Preclearance requests should be submitted via ComplySci.

3.12	Insider Trading

It is unlawful for any Supervised Person to purchase or sell a security while in possession of material, non-public information, or improperly communicate such information to others. The rules contained in this Code apply to securities trading and information handling by Supervised Persons of the Firm and their immediate family members. You must notify the CCO immediately if you have any reason to believe that a violation of this Code has occurred or is about to occur, or if you have questions about personal securities activity.

No Supervised Person may trade, either personally or on behalf of others (such as in the case of investment funds managed by the Firm), while in the possession of Material Non-Public Information, nor may any personnel of the Firm communicate Material Non-Public Information to others in violation of the law.

3.12.1	Material Information Defined

Information is material where there is a substantial likelihood that a reasonable investor would consider it important in making his or her investment decisions. Generally, this includes any information the disclosure of which will have a substantial effect on the price of a company’s securities. No simple test exists to determine when information is material; assessments of materiality involve a highly fact-specific inquiry.

Material information often relates to a company’s results and operations, including, for example, dividend changes, earnings results, changes in previously released earnings estimates, significant merger or acquisition proposals or agreements, major litigation, liquidation problems, and extraordinary management developments. Material information also may relate to the market for a company’s securities. Information about a significant order to purchase or sell securities may, in some contexts, be material. Pre-publication information regarding reports in the financial press also may be material.

You should also be aware of the SEC’s position that the term “Material Non-Public Information” relates not only to issuers but also to the Firm’s securities recommendations and Fund Investor securities holdings and transactions.

3.12.2	Non-public Information Defined

Information is “public” when it has been disseminated broadly to investors in the marketplace. For example, information is public after it has become available to the general public through the Internet, a public filing with the SEC or some other government agency, the Dow Jones “tape” or The Wall Street Journal or some other publication of general circulation, and after sufficient time has passed so that the information has been disseminated widely.

3.12.3	Identifying Inside Information

Before executing any trade for yourself or others, including trades for Aether Funds, you must determine whether you have access to material, non-public information. If you think that you might have access to material, non-public information, you should take the following steps:

•	Report the information and proposed trade immediately to the CCO;

•	Do not purchase or sell the securities on behalf of yourself or others, including the Funds;

•	Do not communicate the information inside or outside the Firm, other than to the CCO; and

•	After the CCO has reviewed the issue, consulting with other members of the Compliance Committee as needed, the Firm will determine whether the information is material and non-public and, if so, what action the Firm will take.

You should consult with the CCO before taking any action. This high degree of caution will protect you, our Fund Investors, and the Firm.

3.12.4	Contact with Public Companies

Discussion with or regarding public companies may occur in the general course of the Firm’s due diligence and monitoring efforts. The Firm may make investment decisions based on conclusions formed through such discussion. Difficult legal issues arise, however, when, in the course of these discussions, a Supervised Person becomes aware of Material Non-Public Information. This could happen, for example, if an employee of a public company, or reference provider employed by a public company, prematurely discloses quarterly results during a call. In such situations, the Firm must make a judgment as to its further conduct. To protect yourself, Fund Investors, and the Firm, you should contact the CCO immediately if you believe that you may have received Material Non- Public Information.

3.12.5	Restricted List

The CCO maintains the Firm’s restricted list which is generally comprised of any direct or indirect underlying investments in public companies, the Firm’s parent company, Pacific Current Group, and any other public company where the CCO reasonably believes the Firm has or may have Material Non-Public Information. Supervised Persons are prohibited from personally, or on behalf of any Fund, purchasing or selling these securities during any period they are included on the Firm’s restricted list. The CCO is responsible for maintaining the restricted list, which is available to all employees via ComplySci and Aether’s file network.

The Firm maintains records of transactions reported by its Supervised Persons to be utilized in any review of potential insider trading activity should it be deemed necessary. Any suspected insider trading will be addressed with that Supervised Person upon identification, as well as with the appropriate regulatory authority, if necessary.

Aether expects its Supervised Persons to follow and abide by the insider trading restrictions imposed by the Insider Trading and Securities Fraud Enforcement Act of 1988 and/or Section 204A of the Investment Advisers Act of 1940. Supervised Persons are required to report any actual or suspected violations to the CCO.

3.13	Trade Supervision

The CCO is responsible for monitoring the personal trading of Supervised Persons. The COO is responsible for monitoring the personal trading of the CCO. Supervised Persons must conduct their personal trading in a manner consistent with this Code.

3.14	Market Manipulation and Rumors

The Firm’s Supervised Persons are strictly prohibited from engaging in any manipulative or misleading trading practices. Specifically, Supervised Persons may not engage in trading practices that lack an investment purpose or are designed to artificially inflate a security’s price or to mislead investors as to the securities that a Fund owns or has owned.

Creating or spreading false rumors with the intent to manipulate securities prices or markets may violate the antifraud provisions of federal securities laws. Such conduct is contradictory to the Firm’s Code, as well as the Firm’s expectations regarding appropriate behavior of its Supervised Persons. Supervised Persons are prohibited from knowingly circulating false rumors or sensational information that might reasonably be expected to affect market conditions for one or more securities, sectors, or markets, or improperly influencing any person or entity.

This policy is not intended to discourage or prohibit appropriate communications between Supervised Persons and other market participants and trading counterparties. Supervised Persons should consult with the CCO if any questions about the appropriateness of any communications arise.